October 27, 2006

VIA EDGAR AND FAX (202) 772-9210

Amanda Sledge

Staff Accountant

Steven Jacobs

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ECC Capital Corporation (the “Company”)
Form 10-K (year ended December 31, 2005); Form 10-Q (fiscal quarter ended June 30, 2006)
Filed:	April 17, 2006; August 14, 2006
File No.:	1-32430

Dear Ms. Sledge:

We hereby respond to the comments set forth in your letter dated October 12, 2006 (the “Letter”) regarding the above referenced Form 10-K and Form 10-Q of the Company. The Company has filed this letter via EDGAR (tagged “Correspondence”). For your convenience, we are also providing a copy via fax.

The Company acknowledges your statement in the Letter that the purpose of the Staff review is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of its filings with the Commission. We look forward to working with you in enhancing our disclosures in future filings.

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the Year Ended December 31, 2005

Item 6. Selected Financial Data, page 44

1.	In future filings, please revise to disclose cash dividends declared per common share. Refer to Item 301 of S-K.

Response:

In future filings we will disclose cash dividends declared per common share.

Securities and Exchange Commission

October 27, 2006

Item 15. Exhibits and Financial Statements and Schedules, page 75

2.	Please tell us how you considered the requirements to provide Schedule II – Valuation and qualifying accounts for your valuation allowances on loans held for sale and loans held for investments, as well to provide Schedule IV – Mortgage loans on real estate. Refer to rule 5-04 of Regulation S-X.

Response:

The information required by Schedule II – Valuation and qualifying accounts related to loans held for investment is presented in Note C to the Consolidated Financial Statements. With respect to loans held for sale, we carry such balances at the lower of cost or market as of the end of each fiscal quarter. The lower of cost or market valuation allowance is adjusted based upon this quarterly determination, with the net change in the valuation allowance recorded as a component of gain (loss) on sale of loans. The year ended December 31, 2005 represented the first year in which we recorded a significant valuation allowance. In future filings we will disclose the activity within the lower of cost or market valuation allowance required by Schedule II.

With respect to the requirements of Schedule IV – Mortgage loans on real estate, our loans comprise a large number of homogenous loans generally secured by first mortgages on single family residences. Information generally required by Schedule IV, including the general characteristics of the portfolio (interest rate type, lien type, loan to value ratios, non-standard amortization schedule, weighted average portfolio interest rate, etc.) is disclosed within the financial statements or notes thereto. As a result, we did not believe separate presentation of this information within Schedule IV was necessary.

Exhibits

Exhibits 32.1, 32.2 and 32.3

3.	We note that paragraph one of the certifications required by Exchange Act Rule 13a-4(b) identifies the wrong periodic report. Please file an amendment to the Form 10-K for the year ended December 31, 2005 that includes the entire periodic report and new, corrected certifications.

Response:

The Company has filed an amendment to the Form 10-K that includes the entire periodic report and new, corrected certifications.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Exhibits 32.1, 32.2 and 32.3

Securities and Exchange Commission

October 27, 2006

4.	We note that paragraph one of the certifications required by Exchange Act Rule 13a-4(b) identifies the wrong periodic report. Please file an amendment to the Form 10-Q for the quarter ended June 30, 2006 that includes the entire periodic report and new, corrected certifications.

Response:

The Company has filed an amendment to the Form 10-Q that includes the entire periodic report and new, corrected certifications.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had the opportunity to review this response, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding any of the information provided, please contact me at (714) 755-8213 or by fax at (714) 755-8290.

Very truly yours,

/s/ Seo Salimi
Seo Salimi of Latham & Watkins LLP

cc:	Steven Holder, ECC Capital Corporation
Alanna Darling, ECC Capital Corporation
Cary K. Hyden, Latham & Watkins LLP
Derek D. Dundas, Latham & Watkins LLP
Jeff Hiltbrand, Grant Thornton LLP

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